Exhibit 99.1

April 22, 2015

Dear Shareholders:

This is an exciting day for The Palmetto Bank as we have announced that we will be merging with United Community Banks, Inc. (“United”).

Obviously, this merger will be a significant event in the history of The Palmetto Bank. We are proud of our rich heritage and long legacy serving the Upstate for the past 108 years. As part of its ongoing strategic planning, the Board of Directors evaluated whether the Bank should continue operating as an independent company or partner with another financial institution. With the continued low interest rate environment, consistent trend of lower service charges, increasing costs resulting from regulatory requirements, and required investments in technology and other initiatives, it is becoming increasingly more challenging for banks like The Palmetto Bank to achieve the level of financial results to generate sustainable shareholder value for our shareholders. In fact, as we have discussed over the past few years, the banking industry continues to experience significant consolidation with the number of banks declining by 1,642 (23%) since 2007.

As shareholders, we believe you will benefit from the merger. The merger is subject to approval by our shareholders and other normal and customary approvals by the banking regulators. In the near future, a registration statement/proxy statement will be filed by United with the Securities and Exchange Commission and made available to you. The registration statement/proxy statement will provide details regarding the shareholder meeting. At this time, we are targeting for the merger to be effective before the end of 2015. Until the merger is legally effective, The Palmetto Bank will continue to operate as a stand-alone company in the same manner as we currently operate.

Below are a few summary points about the merger:

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United is a $7.7 billion asset bank founded in 1950 and headquartered in Georgia that has 104 offices in four states. United was recently ranked No. 14 on Forbes Magazine 2015 list of America’s Best Banks, and in 2014 was ranked #1 in the Southeast according to the J.D. Power 2014 U.S. Retail Banking Satisfaction Study.

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The merger with United will result in a $9.2 billion asset community bank with a convenient and contiguous footprint covering key Southeastern markets in a four state market area. The two banks have common, client-centric community banking philosophies that, when combined, will provide important synergies of a larger institution and expanded client access to our commercial, retail and wealth management product and service capabilities.

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The merger is a strategic transaction combining two institutions with a strong cultural fit. Both The Palmetto Bank and United have a shared community banking commitment to client focus and local decision making.

On behalf of the Board of Directors and our team, thank you for your continued support as we continue to work hard to serve our clients and increase the value of The Palmetto Bank franchise.

Sincerely,

Samuel (Sam) L. Erwin,

Chairman of the Board of Directors and

Chief Executive Officer

306 East North Street ● Greenville, South Carolina 29601

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication is being made in respect of the Merger involving Palmetto and United. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, United will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of Palmetto. United also plans to file other documents with the SEC regarding the Merger with Palmetto. Palmetto will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about Palmetto and United, will be available, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the Merger can also be obtained, when available, without charge, from Palmetto’s website (http://www.palmettobank.com) and United’s website (http://www.ucbi.com).

PARTICIPANTS IN THE MERGER SOLICITATION

Palmetto and United, and certain of their respective directors, executive officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Palmetto in respect of the Merger. Information regarding the directors and executive officers of Palmetto and United and other persons who may be deemed participants in the solicitation of the shareholders of Palmetto in connection with the Merger will be included in the proxy statement/prospectus for Palmetto’s special meeting of shareholders, which will be filed by United. Information about Palmetto’s directors and executive officers can also be found in Palmetto’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on April 1, 2015, and other documents subsequently filed by Palmetto with the SEC. Information about United’s directors and executive officers can also be found in United’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 31, 2015, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.